UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Generation Bio Co.

(Name of Subject Company)

Generation Bio Co.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37148K 209

(CUSIP Number of Class of Securities)

Yalonda Howze

Interim Chief Executive Officer and President

Generation Bio Co.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 655-7500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber
Molly W. Fox
Mark Nylen
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C relates solely to the below listed preliminary communication made before the commencement of a planned tender offer (the “Offer”) by XOMA Royalty Corporation, a Nevada corporation (“Parent”), and XRA 7 Corp., Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Generation Bio Co., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of December 15, 2025, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, Merger Sub will merge with and into the Company as provided in the Merger Agreement, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

●	Exhibit 99.1: Joint Press Release, dated December 15, 2025, issued by Parent and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, File No. 001-39319, filed on December 15, 2025).

The item listed above was first used or made available on December 15, 2025. In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 15, 2025 (including all exhibits attached thereto) is incorporated herein by reference.

Important Information for Stockholders and Where to Find It

The Offer referenced in this filing has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the Offer materials that Parent and Merger Sub will file with the SEC. The solicitation and offer to buy outstanding shares of common stock of the Company will only be made pursuant to the Offer materials that Parent and Merger Sub intend to file with the SEC. At the time the Offer is commenced, Parent and Merger Sub will file Offer materials on Schedule TO with the SEC and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. THE COMPANY’S STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND PROPOSED MERGER THAT THE COMPANY’S STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Schedule TO, including the Offer to Purchase, the related Letter of Transmittal and certain other Offer documents and the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all of the Company’s stockholders at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies of the Offer materials filed by the Company may be obtained for free at the Company’s website at https://generationbio.com or by contacting the Company at info@generationbio.com. Additional copies of the Offer materials filed by Parent and Merger Sub may be obtained for free under the “SEC Filings” section of Parent’s website at https://investors.xoma.com/sec-filings. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Offer documents and the Solicitation/Recommendation Statement on Schedule 14D-9, the Company and Parent each file annual, quarterly and current reports and other information with the SEC, which are available to the public over the internet at the SEC’s website at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking” statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions, although not all forward-looking statements contain these words. Forward-looking statements in this filing include, but are not limited to, statements regarding the proposed transactions between Parent, Merger Sub and the Company, including the Offer and merger, the expected timetable for completing the proposed transactions, the potential benefits of the transactions, the potential consideration amount from the proposed transactions and the terms of the Merger Agreement and contingent value rights agreement, and any other statements about the Company’s management’s future expectations, beliefs, goals, plans or prospects. The Company may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including, among other things, the risk that the proposed transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of its common stock; the possibility that various closing conditions of the Offer or the merger may not be satisfied or waived; uncertainty regarding how many of the Company’s stockholders will tender their shares in the Offer; the risk that competing offers or acquisition proposals will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement and the transactions; uncertainty as to the ultimate transaction costs; the risk that no CVR Payments will be made under the CVR Agreement; the effect of the announcement or pendency of the proposed transactions on the Company’s trading price, business, operating results and relationships with collaborators, vendors, competitors and others; the risk that stockholder litigation or legal proceedings in connection with the proposed transactions may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the proposed transactions; the outcome of any stockholder litigation or legal proceedings that may be instituted against the Company related to the Merger Agreement or the proposed transactions; changes in the Company’s businesses during the period between announcement and closing of the proposed transactions; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties, any of which could cause the Company’s actual results to differ from those contained in the forward-looking statements, that are described in greater detail in the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025 filed with the SEC on November 5, 2025, as well as in other filings the Company may make with the SEC in the future and in the Schedule TO and related Offer documents to be filed by Parent and Merger Sub. Any forward-looking statements contained in this filing speak only as of the date hereof, and the Company does not undertake and expressly disclaims any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Exhibit No.	Description of Exhibit

99.1

Joint Press Release, dated December 15, 2025, issued by the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, File No. 001-39319, filed on December 15, 2025).